October 26, 2005

Mail Stop 4561

Scott Kincer
Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California  92821

Re:	Datascension, Inc.
	Amendment No. 4 to Registration Statement on Form SB-2
      Filed October 7, 2005
      Registration No. 333-121851

Dear Mr. Kincer:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, page 16

1. Please recalculate your basic and diluted net income per share amounts for the year ended December 31, 2003 to reflect the restatement. In addition, we note certain line items for the year ended December 31, 2003 and for the six months ended June 30, 2005 do not agree to those amounts included within the audited and unaudited financial statements. Please revise.

Interim Financial Statements

2. Label each of the interim financial statements as unaudited.
Please also note that your interim financial statements should include footnotes addressing significant transactions for the full interim period, not just the most recent three months.

Independent Auditors` Reports, pages F-3 to F-4

3. We do not understand why your auditors have not updated their audit opinions in light of the material changes made to the 2004 and
2003 financial statements. Additionally, please label the revised audited financial statements as restated and provide disclosure in your footnotes to discuss the nature of the restatement and the impact on your net loss and earnings per share.

Intangible Assets, page F-10

4. Based on the revisions to your 2003 financial statements in response to comment 8, we note that your amortization expense increased approximately $64,000. This amount is less than the estimate of $111,312 included in your previous response us on August
1, 2005.  Please advise.

Note 4 - Receivable from Nutek Oil, page F-13

5. We note your response to prior comment 9 and your belief that there was no impairment to the value of the note receivable based on the contractually required calculation used to determine the amount of shares issuable. Please revise to expand your disclosures to explain these significant estimates and assumptions, including the basis for the $1.06 used for the conversion to support management`s assessment of the recoverability of the note similar to the information included in your response. Please make appropriate disclosures in your interim financial statements and your critical accounting policies within MD&A as well.

Convertible Notes Payable and Debentures, pages F-16 to F-17

6. We note your response to our prior comment 10. Based on disclosures in your document, we noted that you considered EITF 00-19 in accounting for your convertible notes. We presumed since the embedded conversion feature was recorded in permanent equity that you were within the scope of EITFs 98-5 and 00-27. However, after further review of the agreements filed in your Form 8-K dated November 23, 2004, it appears these arrangements may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC within a certain timeframe or else you are required to pay a liquidated damages payment equal to 2.0% of the purchase price of the notes remaining unconverted. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27. Please advise.

7. In addition, it appears the warrants issued would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above. Please advise.

8. Please note that you should perform a thorough analysis of all of the provisions of your convertible debt instruments to determine whether there are any other provisions that may be problematic under paragraphs 12-32 of EITF 00-19. Further your disclosures should be expanded to include all of the significant terms of the convertible debt agreement. Clarify if there are any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Owen Naccarato, Esq. (via facsimile)

??

??

??

??

Scott Kincer
Datascension, Inc.
October 26, 2005
Page 4